EXHIBIT 99.44

NEWS RELEASE

July 27, 2011	News Release # 2011-18

Mercator Intersects 82.2 Metres Averaging 0.085% Molybdenum at El Creston

Lengthy Sections of Molybdenum Intersected Outside of the Main/Red Hill Deposit

Vancouver, British Columbia: Mercator Minerals Ltd. (TSX:ML) ("Mercator" or the Company")  today announces assay results from four exploration diamond drill holes recently completed at its El Creston molybdenum project, located in northern Sonora State, Mexico.  The holes were drilled into the A-37 and Red Hill Deep zones to test their potential to host resources in addition to those at the El Creston Main/Red Hill deposit.  Two holes EC11-148 and 149 tested the A-37 zone, with two holes EC11-150 and 151 testing the Red Hill Deep zone.

Drill highlights include:

●	Hole EC11-148 intersecting a near surface intercept of 176.9 m averaging 0.052% molybdenum including 82.2 m averaging 0.085% molybdenum;

●	Hole EC11-150 intersecting 420.3 m averaging 0.047% molybdenum, including a 56.4 m section averaging 0.087% molybdenum with 0.113% copper and;

●	Hole EC11-151 intersecting 221.8 m averaging 0.050% molybdenum including an 84 m section averaging 0.076% molybdenum.

“Drilling at the El Creston molybdenum project continues to intersect potentially significant mineralization,” said Bruce McLeod, President & CEO of Mercator. “The results from the holes released today clearly demonstrate the existence of multiple zones around the Main/Red Hill deposit. Additional drilling will be required to determine the economic viability of the zones, however they appear to have the potential to add to the existing resources.”

Drill Results

Maps showing the drill hole locations are available at www.mercatorminerals.com or www.crestonmoly.com or click the link below to view the map showing the drill hole locations.

http://www.crestonmoly.com/i/maps/2011-07-07%20Creston%20News%20Release.pdf

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The A-37 Zone is located approximately100 m to the south of the Main/Red Hill deposit.  In 1974 Amax drilled one hole into the zone intersecting a near surface intersection averaging 0.094% molybdenum over 74 m.   Holes EC11-148 and 149 were drilled to test the continuity of this intersection.

Hole EC11-148, an angle hole collared approximately 80 m due south of hole A-37, was drilled towards the north with the objective of determining the width of the zone.  The hole intersected a 176.9 m section, commencing at a down-hole depth of 29.6 m, averaging 0.052% molybdenum.  Within this intercept there is an 82.2 m high grade section averaging 0.085% molybdenum. The northern edge of the high grade intercept corresponds with the zone intersected in Hole A-37.

Hole EC11-149, collared 100 m to the west of EC11-148 was drilled due north at a dip of -45°.  The hole did not intersect any significant molybdenum values.

The Red Hill Deep Zone is located below and to the south and east of the Red Hill Zone.  Limited drilling completed by Amax and Creston Moly Corp. showed lengthy intersections of molybdenum + copper mineralization to occur at depth.  Previous results are listed below.

Hole	Az.	Dip	Length	From	To	Int	Mo %	Cu %
A-37*	0	-90°	317.8	226.0	284.0	58.0	0.052
				238.0	168.0	30.0		0.121
A-39*	0	-90°	256.4	140.0	256.7	116.7	0.038	0.104
A-35*	0	-90°	600.1	370.0	590.0	220.0	0.056
				378.0	442.0	64.0		0.153
EC08-54**	0	-90°	496.5	253.2	494.5	241.3	0.082
				303.3	405.6	102.3		0.10
EC08-62**	0	-90°	499.1	183.8	499.1	315.3	0.058
				280.4	446.3	165.9		0.079
EC11-140***	0	-90°	210.5	140.3	152.5	12.2	0.041
				186.1	201.3	15.2	0.037
*Reference: NI43-101 Technical Report dated January 03, 2008
**Reference: Creston Moly News Release dated November 12, 2008
***Reference: Creston Moly News Release dated May 4, 2011

Hole EC11-150, was drilled due north at -70° to test the continuity of the mineralization intersected in Hole EC08-062 located 180 m to the north.  The hole intersected, (from 155.6 m to the end of the hole), a 420.3 m section averaging 0.047% molybdenum, including a 56.4 m section averaging 0.087% molybdenum with 0.113% copper.  The hole extended the Red Hill West Zone laterally 120 m to the south and vertically 60 m.  Anomalous copper values occur throughout the hole and include an 82.4 m section commencing at 353.1 m averaging 0.104% copper.

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Hole EC11-151 collared 180 m to the southeast of Hole EC08-62, was drilled to determine the continuity of the zone intersected in Hole EC08-62.  The hole intersected a 292.8 m section averaging 0.044% molybdenum with 0.042% copper in which there are higher grade sections including an 84 m section averaging 0.076% molybdenum.  Anomalous copper values occur throughout and include a 36.8 m section averaging 0.067% copper commencing at 322.8 m.

The drill results for Holes EC11-148 to 151 are summarized below:

Hole	Zone	Az	Dip	Length	From	To	Int	Mo %	Cu %	Ag (gpt)
EC11-148	A-37	0	-45°	261.4	8.6	14.4	5.8	0.040 (Ox)
					29.6	206.5	176.9	0.052
				Inc	29.6	111.8	82.2	0.085
				Or	62.7	98.3	35.6	0.151
				And	90.6	111.8	21.2	0.069	0.113	3.78
				And	138.9	148.6	9.7	0.040
				And	185.2	206.5	21.3	0.051

EC11-149	A-37	0	-45°	196.30	No sig. values

EC11-150	Red Hill Deep	0	-70°	575.90	31.5	42.7	12.2	0.040
					155.6	575.9	420.3	0.047
				Inc.	155.6	186.1	30.5	0.052	0.104	1.27
				Inc.	213.6	234.9	21.3	0.050	0.106
				Inc.	379.8	524.6	144.8	0.067
				Or	379.8	436.2	56.4	0.087	0.113
					570.4	575.9	5.5	0.164

EC11-151	Red Hill Deep	0	-80°	469.70	112.9	405.7	292.8	0.044	0.042
				Inc	112.9	134.2	21.3	0.041	0.052
					148.5	194.8	46.3	0.047	0.048

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Or	173.9	194.8	20.9	0.075
	293.9	405.7	111.8	0.068
Inc	293.9	377.9	84.0	0.076

The drilling has shown the A-37 Zone to host near surface molybdenum mineralization that appears to be cut-off to the west but open to the south and in part to the east.

The limited amount of drilling completed on the Red Hill Deep Zone has traced molybdenum + copper mineralization for up to 310 m from north to south, and vertically of up to 390 m over a strike length of 850 m with the zone open in all directions.

Additional drilling is required to determine the significance of the A-37 and Red Hill Deep Zones.

Sampling and QA/QC

All of the samples collected were delivered by Company personnel to ALS-Chemex's prep lab in Hermosillo, Mexico where they were logged into the computer tracking system, crushed, split and a pulp sample prepared. The pulp sample was sent to ALS Chemex's laboratory in Vancouver, BC for analysis by Inductively Coupled Plasma. ALS-Chemex is an ISO/17025 accredited laboratory. ALS-Chemex monitors quality control through the introduction of blanks, standards and duplicate sampling. In addition, Creston personnel routinely insert blanks and standards into the sample stream. Dave Visagie, P. Geo., a Qualified Person as defined by NI 43-101 is responsible for the technical information contained in this release.

The Company also wishes to advise that it has moved to new offices located at 1050 – 625 Howe Street, Vancouver, B.C., V6T 2T6. Telephone: 604-695-0005 Fax: 604-558-0085

For further information please visit the Mercator website at www.mercatorminerals.com or contact;

Bruce McLeod, President and CEO at 778.330.1290 or;
Marc LeBlanc, VP Corporate Development and Corporate Secretary at (778) 330-1292.

On Behalf of the Board of Directors

MERCATOR MINERALS LTD.

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Per: "D. Bruce Mcleod"
D. Bruce Mcleod, P.Eng
President and CEO

Forward Looking Information

This press release contains certain forward-looking statements, being statements which are not historical facts, including without limitation, statements regarding discussions of future plans, projections and objectives, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the size and quality of the Company's mineral reserves and mineral resources, future production, capital and mine production costs, demand and market outlook for commodities, and the financial results of the Company and discussions of future plans, projections and objectives. In addition, estimates of mineral reserves and resources may constitute forward looking statements to the extent they involve estimates of the mineralization that will be encountered if a property is developed. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary. Important factors that may cause actual results to vary include, but are not limited to, certain transactions, certain approvals, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials and equipment, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. These risks are described in more detail in the Company’s Annual Information Form. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this report or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws. For a more complete discussion, please refer to the Company's audited financial statements and MD&A for the year ended December 31, 2010 on the SEDAR website at www.sedar.com.

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